Exhibit 99.2

CONSOLIDATED

FINANCIAL STATEMENTS

December 31, 2018

Q4 Financial Report	1	December 31, 2018

Independent Auditors’ Report

TO THE SHAREHOLDERS OF CI FINANCIAL CORP.

Opinion

We have audited the consolidated financial statements of CI Financial Corp. and its subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and January 1, 2017, and the consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended December 31, 2018 and 2017, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018 and 2017, and January 1, 2017, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion & Analysis.

•	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

Q4 Financial Report	2	December 31, 2018

Independent Auditors’ Report

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion & Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

The Annual Report is expected to be made available to us after the date of the auditor’s report. If based on the work we will perform on this other information, we conclude there is a material misstatement of other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Q4 Financial Report	3	December 31, 2018

Independent Auditors’ Report

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Gary Chin.

Toronto, Canada

February 7, 2019

Q4 Financial Report	4	December 31, 2018

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at	As at	As at
	December 31, 2018	December 31, 2017	January 1, 2017
[in thousands of Canadian dollars]	$	$	$
ASSETS
Current
Cash and cash equivalents	137,160	124,582	117,899
Client and trust funds on deposit	365,520	327,733	185,424
Investments [note 12]	168,122	200,910	85,013
Accounts receivable and prepaid expenses	156,798	236,356	148,218
Income taxes receivable	8,891	—	—
Total current assets	836,491	889,581	536,554
Capital assets, net [note 4]	44,985	43,241	34,741
Intangibles [note 5]	3,370,341	3,375,840	2,407,966
Other assets [notes 6 and 8]	40,399	36,592	206,735
Total assets	4,292,216	4,345,254	3,185,996
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	253,518	299,004	222,742
Current portion of provision for other liabilities [note 8]	14,591	61,210	37,246
Dividends payable [note 10]	175,290	64,598	61,015
Client and trust funds payable	370,756	375,647	183,148
Income taxes payable	—	1,124	8,586
Current portion of long-term debt [note 7]	—	222,000	—
Total current liabilities	814,155	1,023,583	512,737
Deferred lease inducement	11,320	12,214	11,770
Dividends payable long-term [note 10]	43,822	—	—
Long-term debt [note 7]	1,503,733	896,119	758,658
Provision for other liabilities [note 8]	20,177	37,385	48,063
Deferred income taxes [notes 2 and 11]	466,083	470,393	309,548
Total liabilities	2,859,290	2,439,694	1,640,776
Equity
Share capital [note 9(a)]	2,125,130	2,360,257	1,885,066
Contributed surplus	25,270	22,058	18,062
Deficit [note 2]	(720,600)	(493,534)	(369,689)
Accumulated other comprehensive income [note 2]	277	14,301	9,148
Total equity attributable to the shareholders of the Company	1,430,077	1,903,082	1,542,587
Non-controlling interests	2,849	2,478	2,633
Total equity	1,432,926	1,905,560	1,545,220
Total liabilities and equity	4,292,216	4,345,254	3,185,996
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	Tom P. Muir Director

Q4 Financial Report	5	December 31, 2018

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

For the years ended December 31

	2018	2017
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	2,004,151	1,897,061
Administration fees	197,591	174,009
Redemption fees	14,851	15,276
Realized and unrealized (loss) gain on investments [note 2]	(8,115)	1,365
Other income [note 6]	27,887	23,585
	2,236,365	2,111,296

EXPENSES
Selling, general and administrative [note 18]	522,518	459,103
Trailer fees	631,243	587,408
Investment dealer fees	155,871	142,698
Deferred sales commissions [note 2]	22,113	31,295
Amortization of intangibles	9,645	6,424
Interest [note 7]	43,054	24,926
Other [note 6]	8,621	51,707
	1,393,065	1,303,561
Income before income taxes	843,300	807,735

Provision for (recovery of) income taxes [notes 2 and 11]
Current	229,009	262,001
Deferred	(3,556)	(3,205)
	225,453	258,796
Net income for the year	617,847	548,939
Net income (loss) attributable to non-controlling interests	371	(155)
Net income attributable to shareholders [note 2]	617,476	549,094

Other comprehensive income, net of tax [note 2]
Unrealized gain on available-for-sale financial assets, net of income taxes of nil [2017 - $843]	—	5,515
Reversal of gains to net income on available-for-sale financial assets, net of income taxes of nil [2017 - $(56)]	—	(407)
Exchange differences on translation of foreign operations	808	45
Total other comprehensive income, net of tax	808	5,153
Comprehensive income for the year	618,655	554,092
Comprehensive income (loss) attributable to non-controlling interests	371	(155)
Comprehensive income attributable to shareholders [note 2]	618,284	554,247
Basic earnings per share attributable to shareholders [note 9(e)]	$2.38	$2.08
Diluted earnings per share attributable to shareholders [note 9(e)]	$2.38	$2.08
(see accompanying notes)

Q4 Financial Report	6	December 31, 2018

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

For the years ended December 31

	Share capital [note 9(a)]	Contributed surplus	Deficit [note 2]	Accumulated other comprehensive income [note 2]	Total shareholders’ equity	Non-controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2018	2,360,257	22,058	(478,702)	(531)	1,903,082	2,478	1,905,560
Comprehensive income	—	—	617,476	808	618,284	371	618,655
Dividends declared [note 10]	—	—	(449,919)	—	(449,919)	—	(449,919)
Shares repurchased, net of tax	(243,180)	—	(409,455)	—	(652,635)	—	(652,635)
Issuance [notes 8 and 9]	534	—	—	—	534	—	534
Issuance of share capital for equity-based plans, net of tax	7,519	(7,113)	—	—	406	—	406
Compensation expense for equity-based plans, net of tax	—	10,325	—	—	10,325	—	10,325
Change during the year	(235,127)	3,212	(241,898)	808	(473,005)	371	(472,634)
Balance, December 31, 2018	2,125,130	25,270	(720,600)	277	1,430,077	2,849	1,432,926

Balance, January 1, 2017	1,885,066	18,062	(369,689)	9,148	1,542,587	2,633	1,545,220
Comprehensive income	—	—	549,094	5,153	554,247	(155)	554,092
Dividends declared [note 10]	—	—	(371,578)	—	(371,578)	—	(371,578)
Shares repurchased, net of tax	(108,249)	—	(301,361)	—	(409,610)	—	(409,610)
Business combination [note 3]	576,996	—	—	—	576,996	—	576,996
Issuance [notes 8 and 9]	2,190	—	—	—	2,190	—	2,190
Issuance of share capital for equity-based plans, net of tax	4,254	(4,254)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	8,250	—	—	8,250	—	8,250
Change during the year	475,191	3,996	(123,845)	5,153	360,495	(155)	360,340
Balance, December 31, 2017	2,360,257	22,058	(493,534)	14,301	1,903,082	2,478	1,905,560

(see accompanying notes)

Q4 Financial Report	7	December 31, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

	2018	2017
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the year	617,847	548,939
Add (deduct) items not involving cash
Realized and unrealized loss (gain) on investments	8,115	(1,365)
Fair value adjustment to put option and contingent consideration	(1,144)	5,600
Equity-based compensation	13,728	10,228
Amortization of intangibles	9,645	6,424
Amortization and depreciation of other	10,912	8,110
Deferred income taxes	(3,556)	(3,205)
Cash provided by operating activities before net change in operating assets and liabilities	655,547	574,731
Net change in operating assets and liabilities	(47,336)	6,377
Cash provided by operating activities	608,211	581,108

INVESTING ACTIVITIES
Purchase of investments	(17,768)	(38,343)
Proceeds on sale of investments	21,960	19,676
Additions to capital assets	(11,709)	(9,229)
Decrease (increase) in other assets	(2,824)	125,917
Additions to intangibles	(4,359)	(10,697)
Cash paid to settle put option and contingent liability [note 8]	(13,694)	(11,808)
Interest in joint operation	—	(609)
Acquisition of subsidiary, net of cash acquired [note 3]	—	(226,710)
Cash used in investing activities	(28,394)	(151,803)

FINANCING ACTIVITIES
Increase (decrease) in amounts drawn on credit facility	(222,000)	110,000
Issuance of debentures	606,667	248,820
Repurchase of share capital	(656,907)	(413,243)
Issuance of share capital	406	—
Share issue expense paid	—	(204)
Dividends paid to shareholders	(295,405)	(367,995)
Cash used in financing activities	(567,239)	(422,622)
Net increase in cash and cash equivalents during the year	12,578	6,683
Cash and cash equivalents, beginning of year	124,582	117,899
Cash and cash equivalents, end of year	137,160	124,582
(*) Included in operating activities are the following:
Interest paid	38,289	22,015
Income taxes paid	240,519	206,642

(see accompanying notes)

Q4 Financial Report	8	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.

CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of CI have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].

These consolidated financial statements were authorized for issuance by the Board of Directors of CI on February 7, 2019.

BASIS OF PRESENTATION

The consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.

CI’s principal subsidiaries are as follows:

•	CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], First Asset Capital Corp. [“First Asset”], BBS Securities Inc. [“BBS”] and their respective subsidiaries. Effective, June 1, 2018, Sentry Investments Corp. amalgamated with CI Investments.

•	CI holds a controlling 65% interest in Marret Asset Management Inc. [“Marret”]. A non-controlling interest is recorded in the consolidated statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets of Marret.

Q4 Financial Report	9	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

•	CI holds a controlling 83% interest in Grant Samuel Funds Management [“GSFM”] and granted a put option to shareholders for the remaining 17% minority interest. CI considers the non-controlling interest in GSFM to have already been acquired and consolidates 100% of the income and comprehensive income in the consolidated statements of income and comprehensive income. GSFM has an interest in a joint arrangement classified as a joint operation. The consolidated financial statements include GSFM’s recognition of its share of the joint operation’s assets, liabilities, income and comprehensive income.

Hereinafter, CI and its subsidiaries are referred to as CI.

CI manages a range of mutual funds, segregated funds, structured products and other funds that meet the definition of structured entities under IFRS. CI earns fees for providing management and administrative services to these investment funds. Fees are calculated on assets under management in these funds, which totalled $124.4 billion as at December 31, 2018 [2017 – $143.0 billion]. CI does not consolidate these investment funds because the form of fees and ownership interest are not significant enough to meet the definition of control under IFRS. CI provides no guarantees against the risk of financial loss to the investors of these investment funds.

REVENUE RECOGNITION

Revenue is recognized when control of the goods or services are transferred to CI at an amount that reflects the consideration to which CI expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of the consideration received or receivable. In addition to these general principles, CI applies the following specific revenue recognition policies:

Management fees are based upon the net asset value of the funds managed by CI and are recognized on an accrual basis.

Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis and advisory fees, which are recorded when the services related to the underlying engagements are completed.

Redemption fees payable by security holders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

Q4 Financial Report	10	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

FINANCIAL INSTRUMENTS

Classification and measurement of financial assets

CI classifies its financial assets as fair value through profit or loss [“FVPL”] and amortized cost. CI had no financial assets classified as fair value through other comprehensive income [“FVOCI”] during the year ended December 31, 2018.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and CI’s business model for managing them. With the exception of trade receivables, that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, Revenue from Contracts with Customers [“IFRS 15”], all financial assets are initially measured at fair value adjusted for transaction costs.

Financial assets classified as FVPL are carried at fair value in the consolidated statements of financial position and any gains or losses are recorded in net income in the period in which they arise. Financial assets classified as FVPL include cash and cash equivalents, investments and other assets.

Financial assets are classified at amortized cost using the effective interest method if they meet the following conditions and are not designated as FVPL:

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets classified at amortized cost include client and trust funds on deposit, accounts receivable and other assets.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit, highly liquid investments and interest-bearing deposits with original maturities of 90 days or less.

Client and trust funds

Client and trust funds on deposit include amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. Client and trust funds on deposit also include amounts for client transactions that are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client’s account. Amounts loaned are limited by margin regulations of the Investment Industry Regulatory Organization of Canada [“IIROC”] and other regulatory authorities, and are subject to CI’s credit review and daily monitoring procedures. The corresponding liabilities related to the above accounts and transactions are included in client and trust funds payable.

Q4 Financial Report	11	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Investments

Investments include BBS’s securities owned, at market, principally for the purpose of selling or repurchasing in the near term. Securities owned, at market, are classified as FVPL and are initially recognized on the consolidated statements of financial position at fair value with transaction costs expensed as incurred. Subsequent realized and unrealized gains and losses are included in administration fees income in the consolidated statements of income and comprehensive income in the period in which they arise. Securities transactions are recorded on a trade date basis. Market value is based on quoted prices where an active market exists. For securities in non-active markets, market value is based on valuation techniques and management’s best estimate of fair value.

Also included in investments are marketable securities that consist of CI’s seed capital investments in CI mutual funds and strategic investments. Investments in marketable securities are measured at fair value and recognized on the trade date. Mutual fund securities are valued using the net asset value per unit of each fund. Realized and unrealized gains and losses are recognized using average cost and recorded in net income. Distributions from mutual fund securities are recorded as other income. Distributions that are reinvested increase the cost base of the mutual fund investments.

Impairment of financial assets

CI recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to 12 months of expected credit losses. For trade receivables, CI applies the simplified approach to providing for expected credit losses, which allows for the use of a lifetime expected credit loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and is related to an event occurring after the impairment was recognized.

Q4 Financial Report	12	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Classification and measurement of financial liabilities

CI classifies its financial liabilities as FVPL and amortized cost. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the financial liability is classified at FVPL. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognized in net income. Financial liabilities classified at FVPL include derivative financial instruments included in long-term debt and a contingent consideration payable included in provision for other liabilities. All other financial liabilities are measured at amortized cost.

Derivative financial instruments and hedge accounting

CI may use derivative financial instruments such as interest rate swaps and forward foreign exchange contracts to manage its interest rate and foreign currency risk related to long-term debt. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

To qualify for hedge accounting, the hedging relationship must meet all of the following requirements:

•	there is an economic relationship between the hedged item and the hedging instrument

•	the effect of credit risk does not dominate the value changes that result from that economic relationship

•	the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

CI entered into an interest rate swap designated as a fair value hedge to manage the effect of changes in interest rates relating to its fixed-rate debentures. The swap involves exchanging interest payments without exchanging the notional amount on which the payments are based. The exchange of payments is recorded as an adjustment to interest expense on the hedged item. Changes in the fair value of the swap are recorded in the consolidated statements of income and comprehensive income in other expenses, together with any changes in the fair value of the hedged liability attributable to the hedged risk as an offset.

Q4 Financial Report	13	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

FAIR VALUE MEASUREMENT

CI uses valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This involves developing estimates and assumptions consistent with how market participants would price the instrument. CI maximizes the use of observable data when developing estimates and assumptions, but this is not always available. In that case management uses the best information available.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1	–	valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities

•	Level 2	–	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means

•	Level 3	–	valuation techniques with significant unobservable market inputs

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, CI determines whether transfers have occurred between levels in the hierarchy by reassessing the categorization at the end of each reporting period.

COLLATERALIZED SECURITIES TRANSACTIONS

CI engages in securities lending and borrowing to facilitate the securities settlement process and to maximize revenue by acting as an agent for such transactions. These transactions are typically short-term in nature, with interest being received on the cash delivered. These transactions are collateralized by either cash, letters of credit or other collateral and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. CI’s securities lending and borrowing transactions are recorded in accounts receivable and prepaid expenses and accounts payable and accrued liabilities.

CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. These assets are depreciated over their estimated useful lives as follows:

Computer hardware                        Straight-line over three years

Office equipment                            Straight-line over five years

Leasehold improvements              Straight-line over the term of the lease

Q4 Financial Report	14	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

BUSINESS COMBINATIONS

The acquisition method of accounting is used to account for the acquisition of subsidiaries by CI, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date, with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date.

CI elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at the proportionate share of the recognized amount of the identifiable net assets of the acquired subsidiary, at the acquisition date.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by CI. Consideration also includes the fair value of any put option or contingent consideration. Subsequent to the acquisition, the put option and contingent consideration that is based on an earnings measurement and classified as a liability is measured at fair value with any resulting gain or loss recognized in net income. Acquisition-related costs are expensed as incurred.

INTANGIBLES

Fund contracts

Fund administration contracts and fund management contracts [collectively, “fund contracts”] are recorded net of any write-down for impairment. CI evaluates the carrying amounts of indefinite life fund contracts at least annually for potential impairment by comparing the recoverable amount with their carrying amounts. CI will evaluate the carrying amount of fund contracts if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Fund administration contracts are amortized on a straight-line basis over a period of up to 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over a period of up to 20 years. The amortization period depends on the contractual terms of such agreements and management’s best estimate of their useful lives. Fund management contracts with an indefinite life are not amortized.

Goodwill

Goodwill is recorded as the excess of purchase price over identifiable assets acquired. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment at least annually and any impairment is recognized immediately in income and not subsequently reversed. Goodwill is allocated to the appropriate cash-generating unit for the purpose of impairment testing.

Q4 Financial Report	15	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Other intangibles

Other intangibles include the costs of trademarks and computer software, capitalized where it is probable that future economic benefits that are attributable to the assets will flow to CI and the cost of the assets can be measured reliably. Computer software is recorded initially at cost and amortized over its expected useful life of two to ten years on a straight-line basis. Trademarks have an indefinite life and are not amortized.

EQUITY-BASED COMPENSATION

CI uses the fair value method to account for equity-settled employee incentive share options and restricted share units [“RSUs”] The value of the equity-based compensation, as at the date of grant, is recognized over the applicable vesting period as compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received, together with the amount in contributed surplus, are credited to share capital. Upon vesting of the RSUs, the amount accumulated in contributed surplus for the RSUs is reclassified to share capital.

CI has a deferred share unit plan for directors. The value of the compensation at the date of grant is recognized immediately as compensation with a corresponding increase in accounts payable and accrued liabilities. At each consolidated statement of financial position date, the liability is revalued with an offset to compensation expense.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date.

DEFERRED LEASE INDUCEMENTS

Lease inducements are deferred and amortized on a straight-line basis over the term of the lease.

INCOME TAXES

Current income tax liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and tax laws enacted or substantively enacted as at the consolidated statement of financial position dates.

The liability method of tax allocation is used in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the carrying amount and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax liabilities are generally recognized for all taxable temporary differences.

Q4 Financial Report	16	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Deferred tax liabilities are recognized for taxable temporary differences arising in investments in subsidiaries and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on temporary differences that arise from the initial recognition of goodwill, which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

PROVISION FOR OTHER LIABILITIES

A provision for other liabilities is recognized if, as a result of a past event, CI has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. In the event that the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects a current market assessment of the time value of money and the risks specific to the liability.

FOREIGN CURRENCY

(i) Foreign currency transactions

Transactions that are denominated in a currency other than the functional currency of the entity are translated as follows: Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect as at the consolidated statement of financial position dates. Non-monetary assets and liabilities are translated into Canadian dollars using historical exchange rates. Revenue and expenses are translated at average rates prevailing during the period. Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. Translation exchange gains and losses are included in other income in the period in which they occur.

(ii) Foreign currency operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the exchange rate in effect as at the consolidated statement of financial position dates. Revenue and expenses are translated at average rates prevailing during the period. Translation exchange gains and losses are recognized as other comprehensive income and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized. The consolidated statements of cash flows are translated at average exchange rates during the period, whereas cash and cash equivalents are translated at the spot exchange rate in effect as at the consolidated statement of financial position dates.

Q4 Financial Report	17	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In the process of applying CI’s accounting policies, management has made significant judgments involving estimates and assumptions, which are summarized as follows:

(i) Impairment of intangible assets

Finite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indefinite life intangible assets, including goodwill, are tested for impairment annually or more frequently if changes in circumstances indicate that the carrying amount may be impaired. The values associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs that could affect CI’s future results if the current estimates of future performance and fair values change. These determinations also affect the amount of amortization expense on intangible assets with finite lives recognized in future periods.

(ii) Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

(iii) Provision for other liabilities

Due to the nature of provisions, a considerable part of their determination is based on estimates and judgments, including assumptions concerning the future. The actual outcome of these uncertain factors may be materially different from the estimates, causing differences with the estimated provisions. Further details are provided in Note 8.

(iv) Share-based payments

The cost of employee services received (compensation expense) in exchange for awards of equity instruments recognized is estimated using a Black-Scholes option pricing model which requires the use of assumptions. Further details regarding the assumptions used in the option pricing model are provided in Note 9[b].

(v) Business combinations

Business combinations require management to exercise judgment in measuring the fair value of the assets acquired and liabilities, put option and contingent consideration liabilities incurred or assumed.

Q4 Financial Report	18	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

2.	NEW ACCOUNTING STANDARDS

[A] IFRS 15

Effective January 1, 2018, CI retrospectively adopted IFRS 15. IFRS 15 replaces prior guidance, including IAS 18, Revenue. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new guidance includes a five-step recognition and measurement approach, requirements for accounting of contract costs, and enhanced quantitative and qualitative disclosure requirements. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Prior to the adoption of IFRS 15, commissions paid on sales of deferred sales charge mutual funds were capitalized and amortized over the redemption period. CI has determined that these costs are within the scope of IFRS 15 and do not qualify as an incremental cost of acquiring its fund contracts. Accordingly, CI now recognizes the related sales commissions as an expense at the date incurred. The retrospective application of IFRS 15 resulted in the derecognition of previously recognized deferred sales commissions and the related deferred tax liability on CI’s consolidated statements of financial position of $153,644 as at January 1, 2018 ($202,811 as at January 1, 2017). CI will recognize sales commissions as an expense at the date incurred rather than deferring and recognizing over the redemption period. CI has assessed and determined that there are no other significant impacts resulting from the application of IFRS 15 on its consolidated financial statements.

[B] IFRS 9

Effective January 1, 2018, CI retrospectively adopted IFRS 9, Financial Instruments [“IFRS 9”], replacing IAS 39, Financial Instruments [“IAS 39”]. IFRS 9 provides a new approach for the classification of financial assets, which shall be based on the cash flow characteristics of the asset and the business model of the portfolio in which the asset is held.

Under IFRS 9, financial assets are classified as either FVPL, FVOCI or amortized cost and financial liabilities are categorized as either FVPL or amortized cost. For financial liabilities designated as FVPL, IFRS 9 requires the presentation of the effects of changes in the liability’s credit risk in other comprehensive income instead of net income. The application of IFRS 9 resulted in the reclassification of investments of $117,830 to FVPL as at January 1, 2018, which were previously classified as available-for-sale under IAS 39 as at December 31, 2017. CI recognized a decrease in opening deficit of $14,832 with a corresponding decrease in the opening accumulated other comprehensive income as at January 1, 2018. The classification of all other assets and liabilities are consistent with previous classification under IAS 39 with the exception that assets previously classified as loans and receivables and other liabilities under IAS 39 are now classified as amortized cost under IFRS 9.

Q4 Financial Report	19	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Upon adoption of IFRS 9 on January 1, 2018, CI also applied amendments to IFRS 7, Financial Instruments: Disclosures, and elected not to restate comparative information. Prior year comparative information has been presented in accordance with its previous accounting policy.

[C] APPLICATION IMPACT OF IFRS 9 AND IFRS 15 ON FINANCIAL STATEMENTS:

The following table shows the impact of the application of IFRS 9 and IFRS 15 to deficit and accumulated other comprehensive income balances on the consolidated statements of financial position:

	January 1, 2018	December 31, 2017	January 1, 2017
	$	$	$
Deficit prior to application of IFRS 9 and IFRS 15	(339,890)	(339,890)	(166,878)
Deferred sales commissions	(205,478)	(205,478)	(272,699)
Deferred income taxes	51,834	51,834	69,888
Accumulated other comprehensive income	14,832	—	—
Total adjustment to deficit	(138,812)	(153,644)	(202,811)
Deficit subsequent to application of IFRS 9 and IFRS 15	(478,702)	(493,534)	(369,689)

Accumulated other comprehensive income prior to application of IFRS 9	14,301	14,301	9,148
Accumulated other comprehensive income	(14,832)	—	—
Accumulated other comprehensive income subsequent to application of IFRS 9	(531)	14,301	9,148

The comparative consolidated statements of income and comprehensive income were not restated for the application of IFRS 9. The following table shows the impact of the application of IFRS 15 to the consolidated statements of income and comprehensive income:

Q4 Financial Report	20	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Year ended December 31, 2017
$
Net income attributable to shareholders prior to application of IFRS 15	499,927
Amortization of deferred sales commissions	98,515
Deferred sales commissions paid	(31,295)
Deferred income taxes	(18,053)
Differences in net income	49,167
Net income attributable to shareholders subsequent to application of IFRS 15	549,094

Comprehensive income attributable to shareholders prior to application of IFRS 15	505,080
Differences in net income	49,167
Comprehensive income attributable to shareholders subsequent to application of IFRS 15	554,247

The following table shows the impact of the application of IFRS 15 to the consolidated statements of cash flows:

Year ended December 31, 2017
$
Cash provided by operating activities prior to application of IFRS 15	612,403
Deferred sales commissions paid	(31,295)
Cash provided by operating activities subsequent to application of IFRS 15	581,108
Cash used in investing activities prior to application of IFRS 15	(183,098)
Deferred sales commissions paid	31,295
Cash used in investing activities subsequent to application of IFRS 15	(151,803)

3. BUSINESS ACQUISITION

Sentry Investments Corp.

On October 2, 2017, CI completed the acquisition of all outstanding shares of Sentry Investments Corp. and Sentry Investments Inc. [collectively, “Sentry”], a Canadian asset management company, for total consideration of $807,607, in cash of $257,607 and CI common shares of $550,000. The acquisition was accounted for using the acquisition method of accounting and the results of operations have been consolidated from the date of the transaction.

Q4 Financial Report	21	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Details of the net assets acquired as at October 2, 2017, at fair value, are as follows:

$
Cash and cash equivalents	23,897
Accounts receivable and prepaid expenses	33,256
Investments	34,251
Capital assets	5,962
Management contracts	616,750
Income taxes receivable	8,936
Accounts payable and accrued liabilities	(62,544)
Deferred lease inducements	(1,858)
Deferred income taxes	(161,943)
Fair value of identifiable net assets	496,707
Goodwill on acquisition	310,900
Total acquired cost	807,607

The acquired fund management contracts with a fair value of $616,750 include $612,750 that have an indefinite life and $4,000 with a finite life. The goodwill on acquisition is not deductible for income taxes. Goodwill of $310,900 relates to the asset management segment.

Details of the consideration as at the date of acquisition are as follows:

$
Cash consideration, including amounts payable	257,607
Share consideration	550,000
Total consideration	807,607

Cash inflow on acquisition is as follows:

$
Net cash acquired (included in cash flows from investing activities)	23,897
Transaction costs (included in cash flows from financing activities)	(158)
Net cash inflow on acquisition	23,739

Q4 Financial Report	22	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

BBS Securities Inc.

On November 1, 2017, CI completed the acquisition of all outstanding shares and debt obligations of BBS Securities Inc., and associated entities, including Pario Technology Corp. and Virtual Brokers Wealth Management Inc. [collectively, “BBS”], a financial technology company for $38,369, in cash of $11,169 and CI common shares of $27,200. The acquisition was accounted for using the acquisition method of accounting and the results of operations have been consolidated from the date of the transaction.

Details of the net assets acquired as at November 1, 2017, at fair value, are as follows:

$
Cash and cash equivalents	5,589
Accounts receivable and prepaid expenses	18,861
Client and trust funds on deposit	112,091
Investments	50,805
Capital assets	778
Fund administration contracts	6,900
Intangible - technology	9,100
Other assets	356
Accounts payable and accrued liabilities	(15,200)
Client and trust funds payable	(164,690)
Deferred lease inducement	(99)
Deferred income taxes	(4,135)
Fair value of identifiable net assets	20,356
Goodwill on acquisition	18,013
Total acquired cost	38,369

The acquired fund administration contracts with a fair value of $6,900 have a finite life. The technology acquired has a fair value of $9,100 and an estimated useful life of 10 years. The goodwill on acquisition is not deductible for income taxes. Goodwill of $18,013 relates to the asset administration segment.

Q4 Financial Report	23	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Details of the consideration as at the date of acquisition is as follows:

$
Cash consideration, including amounts payable	11,169
Share consideration	27,200
Total consideration	38,369

Cash inflow on acquisition is as follows:

$
Net cash acquired (included in cash flows from investing activities)	5,589
Transaction costs (included in cash flows from financing activities)	(46)
Net cash inflow on acquisition	5,543

WealthBar Financial Services Inc.

On December 14, 2018, CI reached an agreement to acquire 75% of all the outstanding shares of WealthBar Financial Services Inc. [“WealthBar”], a leading Canadian online wealth management and financial planning platform, for all cash consideration. The transaction closed on January 23, 2019. The business combination of WealthBar using the acquisition method of accounting is in progress. The estimated fair values of the assets acquired and liabilities assumed will be disclosed in the interim consolidated financial statements as at March 31, 2019 with final figures expected within 12 months of the acquisition date.

Q4 Financial Report	24	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

4.       CAPITAL ASSETS

Capital assets consist of the following:

	Computer hardware	Office equipment	Leasehold improvements	Total
	$	$	$	$
Cost
Balance, December 31, 2016	9,288	12,703	63,030	85,021
Additions	3,190	1,127	4,912	9,229
Acquired	4,314	2,192	6,510	13,016
Retired	(608)	—	—	(608)
Balance, December 31, 2017	16,184	16,022	74,452	106,658
Additions	3,662	1,938	6,109	11,709
Retired	(2,257)	—	(7)	(2,264)
Balance, December 31, 2018	17,589	17,960	80,554	116,103

Accumulated depreciation
Balance, December 31, 2016	5,770	10,757	33,753	50,280
Depreciation	2,522	813	4,134	7,469
Acquired	3,208	1,554	1,514	6,276
Retired	(608)	—	—	(608)
Balance, December 31, 2017	10,892	13,124	39,401	63,417
Depreciation	3,466	1,199	5,300	9,965
Retired	(2,257)	—	(7)	(2,264)
Balance, December 31, 2018	12,101	14,323	44,694	71,118

Carrying amounts
At December 31, 2016	3,518	1,946	29,277	34,741
At December 31, 2017	5,292	2,898	35,051	43,241
At December 31, 2018	5,488	3,637	35,860	44,985

Q4 Financial Report	25	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

5.       INTANGIBLES

	Goodwill	Fund administration contracts	Fund management contracts finite life	Fund management contracts indefinite life	Other intangibles	Total
	$	$	$	$	$	$
Cost
Balance, December 31, 2016	1,190,464	37,600	46,157	1,167,207	31,283	2,472,711
Acquired	330,576	6,900	4,000	612,750	—	954,226
Translation	278	—	—	—	—	278
Additions	—	—	—	—	19,797	19,797
Retired	—	—	—	—	677	677
Balance, December 31, 2017	1,521,318	44,500	50,157	1,779,957	51,757	3,447,689
Acquired	283	—	—	—	—	283
Translation	(496)	—	—	—	—	(496)
Additions	—	—	—	—	4,359	4,359
Balance, December 31, 2018	1,521,105	44,500	50,157	1,779,957	56,116	3,451,835

Accumulated amortization
Balance, December 31, 2016	—	19,576	25,610	—	19,559	64,745
Amortization	—	1,648	1,731	—	3,048	6,427
Retired	—	—	—	—	677	677
Balance, December 31, 2017	—	21,224	27,341	—	23,284	71,849
Amortization	—	2,030	2,033	—	5,582	9,645
Balance, December 31, 2018	—	23,254	29,374	—	28,866	81,494

Carrying amounts
At December 31, 2016	1,190,464	18,024	20,547	1,167,207	11,724	2,407,966
At December 31, 2017	1,521,318	23,276	22,816	1,779,957	28,473	3,375,840
At December 31, 2018	1,521,105	21,246	20,783	1,779,957	27,250	3,370,341
Remaining term	N/A	9.9 – 10.8 yrs	7.9 – 14.9 yrs	N/A	0.1 – 8.8 yrs

CI has two cash-generating units [“CGUs”] for the purpose of assessing the carrying amount of the allocated goodwill being the asset management and asset administration operating segments as described in Note 16. Goodwill of $1,310,510 is allocated to the asset management segment and $210,595 is allocated to the asset administration segment as at December 31, 2018 [2017 - $1,311,006 and $210,312, respectively]. Within the asset management segment, CI has three CGUs, being CI Investments, First Asset and GSFM of which each has indefinite life fund management contracts of $1,611,832, $87,300 and $80,825, respectively, as at December 31, 2018 and 2017.

The recoverable amounts for goodwill and indefinite life fund management contracts have been determined based on value in use calculations, using 10 year forecasts and a terminal value for the period thereafter. CI uses a 10 year period to reflect the expected growth strategies for the various contracts acquired in addition to the fact that it may take several years to fully integrate operations and benefit from synergies. The key assumptions used in the forecast calculation include assumptions on market appreciation, net sales of funds and operating margins. Market appreciation rates are determined using historical inflation-adjusted index returns adjusted for CI’s average management fee. Net sales are determined based on the historical 3 year average as well as management’s forecasts for future sales. Inputs to the operating margin include estimates for management and trailer fees using current average fee rates and historical rates for selling, general and administrative costs that are applied to forecasted average assets under management over the 10 year period. The terminal value has been calculated assuming a long-term growth rate of 2% per annum in perpetuity based on a long-term real GDP growth rate as at December 31, 2018 and 2017. A discount rate of 8.3% - 12.5% per annum has been applied to the recoverable amount calculation as at December 31, 2018 [2017 - 8.11%].

Q4 Financial Report	26	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

The calculation of the recoverable amount exceeds the carrying amount of goodwill and indefinite life fund management contracts as at December 31, 2018 and 2017.

6.       OTHER ASSETS, INCOME AND EXPENSE

Other assets as at December 31, 2018 consist mainly of long-term investments, long-term accounts receivable, loans granted under CI’s employee share purchase plan and loans extended to investment advisors under CI’s hiring and incentive program.

CI has an employee share purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at December 31, 2018, the carrying amount of employee share purchase loans is $5,188 [2017 – $5,238] and is included in other assets. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at December 31, 2018, the shares held as collateral have a market value of approximately $5,865 [2017 – $10,104].

CI has a hiring and retention incentive program whereby loans are extended to current investment advisors. These loans are initially recorded at their fair value, may bear interest at prescribed rates and are contractually forgiven on a straight-line basis over the applicable contractual period, which varies in length from three to seven years. CI utilizes the effective interest method to amortize the forgiven amount. The forgiven amount is included in selling, general and administrative expenses. As at December 31, 2018, loans to investment advisors of $16,039 [2017 – $10,711] are included in other assets. These loans become due on demand upon early termination or breach in the terms of the agreements.

Other income consists mainly of fees received for the administration of third-party mutual funds, custody fees, investment income, foreign exchange gains (losses), interest income and the revenue earned by Marret. Other income also includes the fair value adjustment to the put option and contingent consideration discussed in Note 8. Other expenses consist mainly of the expenses incurred by Marret, amortization of debenture transaction costs and provisions as discussed in Note 8.

Q4 Financial Report	27	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

7.       LONG-TERM DEBT

Long-term debt consists of the following:

	2018	2017
	$	$
Credit facility
Prime rate loan	24,500	—
Bankers’ acceptances	—	222,000
LIBOR loan (USD $193,000)	259,000	—
	283,500	222,000

Debentures
$450 million, 2.645% due December 7, 2020	449,032	448,568
$200 million, 2.775% due November 25, 2021	199,278	199,050
$325 million, 3.520% due July 20, 2023	323,297	—
$250 million, 3.904% due September 27, 2027	248,626	248,501
	1,220,233	896,119
Long-term debt	1,503,733	1,118,119
Current portion of long-term debt	—	222,000

CREDIT FACILITY

On October 3, 2018, CI’s revolving credit facility was amended to include three Canadian chartered banks. CI may borrow up to $700,000 under the facility in Canadian dollars through prime rate loans, which bear interest at the greater of the bank’s prime rate and the Canadian Deposit Offering Rate plus 1.00%, or bankers’ acceptances, which bear interest at bankers’ acceptance rates plus 0.90%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank’s reference rate for loans made by it in Canada in U.S. funds and the federal funds effective rate plus 1.00%, or LIBOR loans, which bear interest at LIBOR plus 0.90%.

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 0.90% on any undrawn portion. As at December 31, 2018 and 2017, CI had not accessed the facility by way of letters of credit.

Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on December 11, 2021.

The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is within its financial covenants with respect to its credit facility, which require that the funded debt to annualized EBITDA ratio remain below 3:1 and that CI’s assets under management not fall below $85 billion, calculated based on a rolling 30-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

Q4 Financial Report	28	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

On December 24, 2018, CI entered into a forward exchange contract with a Canadian chartered bank to pay Canadian dollars $259,690 and receive U.S. dollars $193,666 maturing on January 28, 2019. CI has not applied hedge accounting to the forward foreign exchange contract, as the fair value changes are offset in net income with the foreign exchange revaluation of the U.S. denominated debt.

DEBENTURES

On July 20, 2018, CI completed an offering pursuant to which it issued $325,000 principal amount of debentures due July 20, 2023 at par [the “2023 Debentures”]. Interest on the 2023 Debentures is paid semi-annually in arrears at a rate of 3.520%. Interest attributable to the 2023 Debentures was $5,143 for the year ended December 31, 2018 [2017 – nil].

The $250,000 principal amount of debentures issued at par on September 27, 2017 and due September 27, 2027 [the “2027 Debentures”] pay semi-annual interest in arrears at a rate of 3.904% per annum. Interest attributable to the 2027 Debentures was $9,760 for the year ended December 31, 2018 [2017 – 2,547].

The $200,000 principal amount of debentures issued at par on November 25, 2016 and due November 25, 2021 [the “2021 Debentures”] pay semi-annual interest in arrears at a rate of 2.775% per annum. On February 2, 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the 2021 Debentures for floating rate payments. Based on the terms of the agreement, CI pays a rate equivalent to the three-month Canadian bankers’ acceptance rate plus a spread of 138.4 basis points. The rates are reset quarterly and paid semi-annually to match the fixed payment obligations of the 2021 Debentures. The swap agreement terminates on the maturity date of the 2021 Debentures unless terminated by CI at an earlier date. As at December 31, 2018, the fair value of the interest rate swap agreement was an unrealized loss of $4,959 [2017 - $6,130] and is included in long-term debt in the consolidated statements of financial position. CI has not experienced any hedge ineffectiveness, as the terms of the interest rate swap match the terms of the debenture. Interest attributable to the 2021 Debentures was $6,402 for the year ended December 31, 2018 [2017 – $4,967].

The $450,000 principal amount of debentures issued at par on December 7, 2015 and due December 7, 2020 [the “2020 Debentures”] pay semi-annual interest in arrears at a rate of 2.645% per annum. Interest attributable to the 2020 Debentures was $11,903 for the year ended December 31, 2018 [2017 – $12,112].

Q4 Financial Report	29	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Issuance costs and the issuance discount are amortized over the term of the debentures using the effective interest method. The amortization expense related to the discount and transaction costs for CI’s issued debentures for the year ended December 31, 2018 was $947 [2017 –$642], which is included in other expenses.

CI may, at its option, redeem the 2020 Debentures, the 2021 Debentures, the 2023 Debentures and the 2027 Debentures in whole or in part, from time to time, on not less than 30 nor more than 60 days’ prior notice to the registered holder, at a redemption price which is equal to the greater of par or the Government of Canada yield, plus 42.5, 44.0, 36.0 and 44.5 basis points, respectively. CI considers this embedded prepayment option to be closely related to the debentures and, as such, does not account for it separately as a derivative.

In the event that both a change of control occurs and the rating of the debentures is lowered to below investment grade by two out of three rating agencies as defined as below BBB- by Standard & Poor’s, BBB (low) by DBRS Limited and Baa3 by Moody’s Investor Service, Inc., CI will be required to make an offer to repurchase all or, at the option of each holder, any part of each holder’s debentures at a purchase price payable in cash equivalent to 101% of the outstanding principal amount of the debentures, together with accrued and unpaid interest, to the date of purchase.

8.       PROVISION FOR OTHER LIABILITIES AND CONTINGENCIES

CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.

CI has made provisions based on current information and the probable resolution of such contingent consideration, claims, proceedings and investigations as well as for amounts payable in connection with business acquisitions and severance. The movement in amounts provided for contingent liabilities and related expenses during the years ended December 31, are as follows:

Q4 Financial Report	30	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

	2018	2017
	$	$
Provision for other liabilities, beginning of year	98,595	85,309
Additions	3,151	73,244
Amounts used	(54,838)	(52,913)
Amounts reversed	(12,140)	(7,045)
Provision for other liabilities, end of year	34,768	98,595
Current portion of provision for other liabilities	14,591	61,210

Provision for other liabilities primarily include the following:

LITIGATION

CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.

CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the years ended December 31, 2018 and 2017, no insurance proceeds were received, related to the settlement of legal claims.

TAXATION

CI is subject to various uncertainties concerning the interpretation and application of Canadian tax laws. If tax authorities disagree with CI’s application of such tax laws, CI’s profitability and cash flows could be adversely affected. CI Investments is considered a large case file by the Canada Revenue Agency [“CRA”], and as such, is subject to audit each year. There is a significant lag between the end of a fiscal year and when such audits are completed. Therefore, at any given time, several years may be open for audit and/or adjustment.

During 2017, CI recorded a current income tax expense of $45,000 as a provision for the settlement of outstanding notices of reassessment received for the years 2006 to 2008 [“NORs”]. During the year ended December 31, 2018, CI reversed $1,466 related to this provision for the NORs. During 2018, the CRA returned $8,392 [2017 - $120,756] from deposits placed with the CRA in 2015. As at December 31, 2018, included in accounts receivable and prepaid expenses is nil [2017 - $7,130]. Included in provision for other liabilities as at December 31, 2018, is a legal provision of nil related to this matter [2017 - $27].

Q4 Financial Report	31	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

PUT OPTION AND CONTINGENT CONSIDERATION

Included in provision for other liabilities as at December 31, 2018, is a provision for the fair value of the put option granted to minority interest shareholders for the acquisition of GSFM of $11,438, including foreign exchange translation adjustments [2017 - $16,742]. During 2018, GSFM shareholders exercised their put to CI and a total of 30,000 shares were purchased for an equivalent Canadian cash value of $2,565. In addition, during 2018, the put option liability was reduced by $1,167 representing dividends paid by GSFM to non-controlling shareholders. The fair value was reduced $1,144 during 2018 to reflect lower forecasted earnings estimates with an offset to other income.

During 2018, CI made payments of $11,663, in cash - $11,129 and shares - $534, related to contingent consideration that was payable for the First Asset acquisition [2017 - payments of $13,997, in cash - $11,808 and shares - $2,189]. As at December 31, 2018, all contingent consideration related to this acquisition has been paid [2017 - provision for other liabilities of $11,603].

RESTRUCTURING

During the year ended December 31, 2017, CI recorded provisions of $39,000, primarily for restructuring, integration and legal costs related to the acquisition of Sentry and BBS. As at December 31, 2018, a provision of $5,756 remains [2017 - $29,776].

REMEDIATION

In 2015, CI Investments discovered an administrative error and recorded a provision of $10,750, net of recoveries for the cost to remediate. As at December 31, 2018, a net recovery of $3,550 remains [2017 - $480].

Q4 Financial Report	32	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

9.       SHARE CAPITAL

A summary of the changes to CI’s share capital for the years ended December 31 is as follows:

[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2016	265,302	1,885,066
Issuance for acquisition of subsidiary, net of issuance costs	21,276	579,186
Issuance of share capital on exercise of share options	96	1,835
Issuance of share capital on vesting of restricted share units	120	2,419
Share repurchases, net of tax	(14,910)	(108,249)
Common shares, balance, December 31, 2017	271,884	2,360,257
Issuance for acquisition of subsidiary, net of issuance costs	17	534
Issuance of share capital on exercise of share options	58	1,700
Issuance of share capital on vesting of restricted share units	283	5,819
Share repurchases, net of tax	(28,521)	(243,180)
Common shares, balance, December 31, 2018	243,721	2,125,130

During the year ended December 31, 2018, 27,951 thousand shares [2017 – 14,410 thousand shares] were repurchased under a normal course issuer bid at an average cost of $22.93 per share for total consideration of $640,787 [2017 – $27.73 per share for total consideration of $399,625]. Deficit was increased by $398,278 during the year ended December 31, 2018 [2017 – $290,714] for the cost of the shares repurchased in excess of their stated value.

During the year ended December 31, 2018, 570 thousand shares [2017 – 500 thousand shares] were repurchased for CI’s restricted share unit plan at an average cost of $28.28 per share for total consideration of $16,120 [$11,848 after tax] [2017 – $27.24 per share for total consideration of $13,618 [$9,985 net of tax]]. Deficit was increased by $11,177 during the year ended December 31, 2018 [2017 – 10,647] for the cost of the shares repurchased in excess of their stated value.

[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN

CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.

Q4 Financial Report	33	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

During the year, CI granted 78 thousand options [2017 - 599 thousand options] to employees. The fair value method of accounting is used for the valuation of the 2018 and 2017 share option grants. Compensation expense is recognized over the two and three-year vesting period, assuming an estimated average forfeiture rate of 0.0% for the year [2017 - 0.0%], with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital. The fair value of the 2018 and 2017 option grants was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year of grant	2018	2017	2017
# of options granted [in thousands]	78	304	295
Vesting terms	1/3 at end of each year	1/3 at end of each year	1/2 at end of each year
Dividend yield	5.044% - 5.085%	5.238% - 5.337%	5.238% - 5.268%
Expected volatility (*)	16%	16%	16%
Risk-free interest rate	2.285% - 2.363%	1.189% - 1.293%	1.189% - 1.229%
Expected life [years]	2.9 - 3.7	2.7 - 3.6	2.7 - 3.0
Forfeiture rate	0%	0%	0%
Fair value per stock option	$2.23 - $2.45	$1.88 - $2.04	$1.88 - $1.94
Exercise price	$28.67	$27.44	$27.44

(*) Based on historical volatility of CI’s share price.

The maximum number of shares that may be issued under the Share Option Plan is 14,000 thousand shares. As at December 31, 2018, there are 6,958 thousand shares [2017 – 8,073 thousand shares] reserved for issuance on exercise of share options. These options vest over periods of up to five years, may be exercised at prices ranging from $27.44 to $35.88 per share and expire at dates up to 2023.

Q4 Financial Report	34	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2016	8,640	31.44
Options exercisable, December 31, 2016	3,721	31.46
Options granted	599	27.44
Options exercised (*)	(875)	25.07
Options cancelled	(291)	31.30
Options outstanding, December 31, 2017	8,073	31.84
Options exercisable, December 31, 2017	5,014	33.03
Options granted	78	28.67
Options exercised (*)	(609)	27.42
Options cancelled	(584)	31.98
Options outstanding, December 31, 2018	6,958	32.18
Options exercisable, December 31, 2018	5,789	32.97

(*) Weighted-average share price of options exercised was $29.54 during the year ended December 31, 2018 [2017 - $28.54]

The equity-based compensation expense under the Share Option Plan for the year ended December 31, 2018 of $975 [2017 – $2,815] has been included in selling, general and administrative expenses.

Options outstanding and exercisable as at December 31, 2018 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
27.44	534	3.2	191
28.63	2,143	2.1	1,395
28.67	78	4.2	—
33.96	2,293	1.1	2,293
34.52	229	0.4	229
35.60	1,461	0.1	1,461
35.88	220	1.3	220
27.44 to 35.88	6,958	1.4	5,789

Q4 Financial Report	35	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

[C] RESTRICTED SHARE UNITS

CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

During the year ended December 31, 2018, CI granted 579 thousand RSUs [2017 - 514 thousand RSUs], including 38 thousand RSUs granted, to reflect dividends declared on the common shares [2017 - 21 thousand]. Also during the year ended December 31, 2018, 284 thousand RSUs were exercised, and 24 thousand RSUs were forfeited [2017 - 120 thousand RSUs exercised, and 1 thousand RSUs forfeited]. During the year ended December 31, 2018, CI credited contributed surplus for $12,753, related to compensation expense recognized for the RSUs [2017 - $7,413]. As at December 31, 2018, 664 thousand RSUs are outstanding [2017 - 393 thousand RSUs].

CI uses a Trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the Trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.

[D] DEFERRED SHARE UNITS

The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.

During the year ended December 31, 2018, 2 thousand DSUs were granted, and 12 thousand DSUs were exercised, [2017 - 13 thousand DSUs, and nil exercised]. An expense recovery of $(217) was recorded during the year ended December 31, 2018, [2017 - $740]. As at December 31, 2018, included in accounts payable and accrued liabilities, is an accrual of $269 for amounts to be paid under the DSU Plan [2017 - $740].

Q4 Financial Report	36	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

[E] BASIC AND DILUTED EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for the years ended December 31:

[in thousands]	2018	2017
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$617,476	$549,094

Denominator:
Weighted average number of common shares - basic	259,253	264,435
Weighted average effect of dilutive stock options and RSU awards (*)	329	157
Weighted average number of common shares - diluted	259,582	264,592

Net earnings per common share attributable to shareholders
Basic	$2.38	$2.08
Diluted	$2.38	$2.08

(*)  The determination of the weighted average number of common shares - diluted excludes 6,958 thousand shares related to stock options that were anti-dilutive for the year ended December 31, 2018 [2017 - 7,651 thousand shares].

[F] MAXIMUM SHARE DILUTION

The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at January 31, 2019:

[in thousands]
Shares outstanding at January 31, 2019	242,363
RSU awards	668
Options to purchase shares	6,928
249,959

Q4 Financial Report	37	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

10.       DIVIDENDS

The following dividends were paid by CI during the year ended December 31, 2018:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2017	January 15, 2018	0.1175	31,957
January 31, 2018	February 15, 2018	0.1175	31,736
February 28, 2018	March 15, 2018	0.1175	31,706
March 31, 2018	April 13, 2018	0.1175	31,344
April 30, 2018	May 15, 2018	0.1175	31,170
May 31, 2018	June 15, 2018	0.1175	30,996
June 30, 2018	July 13, 2018	0.1175	30,616
July 31, 2018	August 15, 2018	0.1175	30,513
September 30, 2018	October 15, 2018	0.1800	45,534
Paid during the year ended December 31, 2018			295,572

The following dividends were declared but not paid during the year ended December 31, 2018:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2018	January 15, 2019	0.18	43,824
March 31, 2019	April 15, 2019	0.18	43,822
June 30, 2019	July 15, 2019	0.18	43,822
September 30, 2019	October 15, 2019	0.18	43,822
December 31, 2019	January 15, 2020	0.18	43,822
Declared and accrued as at December 31, 2018			219,112

Q4 Financial Report	38	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

The following dividends were paid by CI during the year ended December 31, 2017:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2016	January 13, 2017	0.115	30,587
January 31, 2017	February 15, 2017	0.115	30,504
February 28, 2017	March 15, 2017	0.115	30,428
March 31, 2017	April 13, 2017	0.115	30,223
April 30, 2017	May 15, 2017	0.115	30,081
May 31, 2017	June 15, 2017	0.1175	30,666
June 30, 2017	July 14, 2017	0.1175	30,499
July 31, 2017	August 15, 2017	0.1175	30,266
August 31, 2017	September 15, 2017	0.1175	30,220
September 30, 2017	October 13, 2017	0.1175	30,035
October 31, 2017	November 15, 2017	0.1175	32,280
November 30, 2017	December 15, 2017	0.1175	32,206
Paid during the year ended December 31, 2017			367,995

The following dividends were declared but not paid during the year ended December 31, 2017:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2017	January 15, 2018	0.1175	32,299
January 31, 2018	February 15, 2018	0.1175	32,299
Declared and accrued as at December 31, 2017			64,598

Q4 Financial Report	39	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

11. INCOME TAXES

The following are the major components of income tax expense for the years ended December 31:

	2018	2017
	$	$
Consolidated Statements of Income
Current income tax expense
Based on taxable income of the current year	229,138	218,423
Adjustments in respect of prior years	(129)	43,578
	229,009	262,001

Deferred income tax expense
Origination and reversal of temporary differences (net)	(3,556)	(3,267)
Other	—	62
	(3,556)	(3,205)
Income tax expense reported in the consolidated statements of income	225,453	258,796

Consolidated Statements of Comprehensive Income
Deferred income taxes
Unrealized gain on available-for-sale financial assets	—	843
Reversal of gains to net income on available-for-sale financial assets	—	(56)
Income tax expense reported in the consolidated statements of comprehensive income	—	787

The following is a reconciliation between CI’s statutory and effective income tax rates for the years ended December 31:

	2018	2017
	$	$
Combined Canadian federal and provincial income tax rate	26.5	26.5
Increase in income taxes resulting from
Recovery of prior years’ provisions for settled tax items	—	5.5
Other, net	0.2	—
Income tax expense reported in the consolidated statements of income and comprehensive income	26.7	32.0

Q4 Financial Report	40	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI’s deferred income tax liabilities and assets are as follows at December 31, 2018:

	Dec. 31, 2017	Recognized in net income	Recognized in other comprehensive income	Recognized in equity and FX	Dec. 31, 2018
	$	$	$	$	$
Deferred income tax liabilities
Fund contracts	488,482	(4,706)	—	—	483,776
Other	1,413	(1,386)	—	—	27
Total deferred income tax liabilities	489,895	(6,092)	—	—	483,803

Deferred income tax assets
Equity-based compensation	8,762	2,834	—	869	12,465
Non-capital loss carryforwards	3,202	(1,758)	—	—	1,444
Provision for other liabilities	5,099	(2,189)	—	—	2,910
Other	2,439	(1,423)	102	(217)	901
Total deferred income tax assets	19,502	(2,536)	102	652	17,720
Net deferred income tax liabilities	470,393	(3,556)	(102)	(652)	466,083

Significant components of CI’s deferred income tax liabilities and assets are as follows at December 31, 2017:

	Dec. 31, 2016	Opening retained earnings adjustments	Recognized in net income	Recognized in other comprehensive income	Business acquisition [note 3]	Recognized in equity and FX	Dec. 31, 2017
	$	$	$	$	$	$	$
Deferred income tax liabilities
Fund contracts	322,603	—	1,109	—	164,770	—	488,482
Deferred sales commissions	69,888	(69,888)	—	—	—	—	—
Other	—	—	—	—	1,413	—	1,413
Total deferred income tax liabilities	392,491	(69,888)	1,109	—	166,183	—	489,895

Deferred income tax assets
Equity-based compensation	5,582	—	1,525	—	—	1,655	8,762
Non-capital loss carryforwards	2,197	—	1,005	—	—	—	3,202
Provision for other liabilities	5,316	—	(217)	—	—	—	5,099
Other	210	—	2,001	(787)	3	1,012	2,439
Total deferred income tax assets	13,305	—	4,314	(787)	3	2,667	19,502
Net deferred income tax liabilities	379,186	(69,888)	(3,205)	787	166,180	(2,667)	470,393

Q4 Financial Report	41	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

12.	FINANCIAL INSTRUMENTS

The carrying amounts of the financial instruments are presented in the table below and are classified according to the following categories:

	IFRS 9		IAS 39
	December 31, 2018		December 31, 2017
	$		$
Financial assets		Financial assets
Fair value through profit or loss		Fair value through profit or loss
Cash and cash equivalents	137,160	Cash and cash equivalents	124,582
Investments [note 2]	168,122	Investments [note 2]	83,080
Other assets	9,507	Other assets	6,657
Amortized cost		Loans and receivables
Client and trust funds on deposit	365,520	Client and trust funds on deposit	327,733
Accounts receivable	137,979	Accounts receivable	219,941
Other assets	23,006	Other assets	22,891
		Available-for-sale
		Investments [note 2]	117,830
Total financial assets	841,294	Total financial assets	902,714

Financial liabilities		Financial liabilities
Fair value through profit or loss		Fair value through profit or loss
Provisions for other liabilities	11,438	Provisions for other liabilities	28,345
Amortized cost		Other financial liabilities
Accounts payable and accrued liabilities	222,233	Accounts payable and accrued liabilities	282,490
Provisions for other liabilities	23,330	Provisions for other liabilities	70,250
Dividends payable	219,112	Dividends payable	64,598
Client and trust funds payable	370,756	Client and trust funds payable	375,647
Long-term debt	1,503,733	Long-term debt	1,118,119
Total financial liabilities	2,350,602	Total financial liabilities	1,939,449

CI’s investments as at December 31, 2018 and 2017 include CI’s marketable securities which are comprised of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as level 2 in the fair value hierarchy. CI’s investments as at December 31, 2018, also include securities owned, at market, consisting of money market, equity securities and bonds. Money market and equity securities are valued based on quoted prices and are classified as level 1 in the fair value hierarchy. Bonds are valued using a market comparison technique to fair value these instruments using observable broker quotes and are classified as level 2 in the fair value hierarchy. There have been no transfers between level 1 and level 2 during the year.

Q4 Financial Report	42	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Investments consist of the following as at December 31, 2018:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	132,953	56,603	72,697	3,653
Securities owned, at market	35,169	35,169	—	—
Total investments	168,122	91,772	72,697	3,653

Investments consist of the following as at December 31, 2017:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	145,262	66,687	75,361	3,214
Securities owned, at market	55,648	55,268	380	—
Total investments	200,910	121,955	75,741	3,214

Included in other assets are long-term private equity strategic investments of $9,507 [2017 - $6,657] valued using level 3 inputs.

Included in provision for other liabilities, as at December 31, 2018 is contingent consideration of nil [2017 - $11,603] and put option payable on non-controlling interest of $11,438 [2017 - $16,742] carried at fair value and classified as level 3 in the fair value hierarchy. Long-term debt as at December 31, 2018 includes debentures with a fair value of $1,208,715 [2017 - $906,418], as determined by quoted market prices, which have been classified as level 2 in the fair value hierarchy.

13.	RISK MANAGEMENT

Risk management is an integrated process with independent oversight. Management has developed an enterprise-wide approach to risk management that involves executives in each core business unit and operating area of CI. Using a quantitative and qualitative analysis, risk factors are assessed and procedures are implemented to mitigate the various events that could impact CI’s financial position and results of operations.

Q4 Financial Report	43	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

CI’s financial instruments bear the following financial risks:

[A] MARKET RISK

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity prices. The corporate finance group reviews the exposure to interest rate risk, foreign exchange risk and price risk by identifying, monitoring and reporting potential market risks to the Chief Financial Officer. A description of each component of market risk is described below:

• Interest rate risk is the risk of loss due to the volatility of interest rates.

• Foreign exchange risk is the risk of loss due to volatility of foreign exchange rates.

• Price risk is the risk of loss due to changes in prices and volatility of financial instruments.

CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance and may adversely affect CI’s assets under management and financial results.

(i) Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Fluctuations in interest rates have a direct impact on the interest payments CI makes on its long-term debt. Debt outstanding on CI’s credit facility of $283,500 [2017 – $222,000] is borrowed at a floating interest rate. In 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the 2021 Debentures $200,000 principal amount for floating rate payments.

Based on the amount borrowed under the credit facility and the 2021 Debentures as at December 31, 2018, each 0.50% increase or decrease in interest rates would result in annual interest expense increasing or decreasing by $2,418 [2017 – $2,110], respectively.

(ii) Foreign exchange risk

CI is exposed to foreign exchange risk primarily from its investment in foreign subsidiaries operating in the United States and Australia and from CI’s investments denominated in U.S. dollars.

Q4 Financial Report	44	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

The following table provides the impact on net income and other comprehensive income [“OCI”] of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2018:

	10% strengthening of foreign exchange rate on net income	10% strengthening of foreign exchange rate on OCI	10% weakening of foreign exchange rate on net income	10% weakening of foreign exchange rate on OCI
United States dollar	10,213	—	(10,213)	—
Australian dollar	485	(584)	(485)	584

The following table provides the impact on net income and OCI of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2017:

	10% strengthening of foreign exchange rate on net income	10% strengthening of foreign exchange rate on OCI	10% weakening of foreign exchange rate on net income	10% weakening of foreign exchange rate on OCI
United States dollar	5,210	3,817	(5,210)	(3,817)
Australian dollar	(1,357)	667	1,357	(667)

[iii] Price risk

CI incurs price risk through its investments of $168,122 [2017 – $200,910]. Based on the carrying amount of these assets, an increase or decrease in prices by 10% would result in estimated gains or losses of $16,812 [2017 - $20,091], respectively.

[B] LIQUIDITY RISK

Liquidity risk arises from the possibility that CI will encounter difficulties in meeting its financial obligations as they fall due. CI manages its liquidity risk through a combination of cash received from operations as well as borrowings under its revolving credit facility. Liquidity is monitored through a daily cash management process that includes the projection of cash flows to ensure CI meets its funding obligations.

CI’s liabilities have contractual maturities, excluding interest payments, as follows:

	Total	2019	2020	2021	2022	2023	2027
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	222,233	222,233	—	—	—	—	—
Dividends payable	219,112	175,290	43,822	—	—	—	—
Client and trust funds payable	370,756	370,756	—	—	—	—	—
Long-term debt	1,508,500	—	450,000	483,500	—	325,000	250,000
Put option and contingent consideration	11,438	3,365	2,691	2,691	2,691	—	—
Total	2,332,039	771,644	496,513	486,191	2,691	325,000	250,000

Q4 Financial Report	45	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

[C] CREDIT RISK

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. Expected credit losses associated with CI’s financial assets are insignificant.

As at December 31, 2018, financial assets of $536,012 [2017 – $577,222], represented by client and trust funds on deposit of $365,520 [2017 – $327,733], accounts receivable of $137,979 [2017 – $219,941] and other assets of $32,513[2017 – $29,548], were exposed to credit risk. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral, where appropriate.

Client and trust funds on deposit consist mainly of cash deposits or unsettled trade receivables. CI may also extend amounts to clients on a margin basis for security purchases. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties.

CI’s accounts receivable consist primarily of management fees receivable, amounts due to CI from the government agencies with respect to input tax credits and other short-term receivables due within 90 days.

Securities lending and borrowing agreements consist of the following as at December 31, 2018:

	Cash	Securities
	$	$
Loaned or delivered as collateral	4,898	5,535
Borrowed or received as collateral	11,618	11,506

Securities lending and borrowing agreements consist of the following as at December 31, 2017:

	Cash	Securities
	$	$
Loaned or delivered as collateral	11,676	21,488
Borrowed or received as collateral	10,996	20,076

Q4 Financial Report	46	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

CI uses securities lending and borrowing to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Cash loaned or delivered as collateral is included in accounts receivable and cash borrowed or received as collateral is included in accounts payable and accrued liabilities.

Other assets consist mainly of long-term investments, long-term accounts receivable, loans granted under CI’s employee share purchase plan and loans extended to investment advisors under CI’s hiring and incentive program. Employee loans are collateralized by CI shares and become due immediately upon termination of the employee or upon the sale of the shares held as collateral. Commissions may be used to offset loan amounts made to investment advisors in the event of default. Credit risk associated with other assets is limited given the nature of the relationship with the counterparties.

14.	CAPITAL MANAGEMENT

CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital is comprised of shareholders’ equity and long-term debt (including the current portion of long-term debt).

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at December 31, 2018, cash and cash equivalents of $20,226 [2017 - $12,124] was required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at December 31, 2018 and 2017, CI met its capital requirements.

CI’s capital consists of the following:

	As at	As at
	December 31, 2018	December 31, 2017
	$	$
Shareholders’ equity	1,430,077	1,903,082
Long-term debt	1,503,733	1,118,119
Total capital	2,933,810	3,021,201

Q4 Financial Report	47	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

15.	COMMITMENTS

LEASE COMMITMENTS

CI has entered into leases relating to the rental of office premises and computer equipment. CI has the option to renew certain leases. The approximate future minimum annual rental payments under such leases are as follows:

$
2019	14,053
2020	12,911
2021	12,324
2022	11,790
2023	11,729
2024 and thereafter	27,243

ADVISOR SERVICES AGREEMENTS

CI is a party to certain advisor services agreements, which provide that the advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the advisor services agreements.

INDEMNITIES

CI has agreed to indemnify its directors and officers, and certain of its employees in accordance with its by-laws. CI maintains insurance policies that may provide coverage against certain claims.

16.	SEGMENTED INFORMATION

CI has two reportable segments: asset management and asset administration. These segments reflect CI’s internal financial reporting and performance measurement.

The asset management segment includes the operating results and financial position of CI Investments, CI Private Counsel LP, First Asset, GSFM and Marret, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange traded funds.

The asset administration segment includes the operating results and financial position of BBS and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Q4 Financial Report	48	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Segmented information as at and for the year ended December 31, 2018 is as follows:

	Asset management	Asset administration	Intersegment eliminations	Total
	$	$	$	$
Management fees	2,004,151	—	—	2,004,151
Administration fees	—	372,357	(174,766)	197,591
Other income	2,308	32,315	—	34,623
Total revenue	2,006,459	404,672	(174,766)	2,236,365

Selling, general and administrative	424,594	97,924	—	522,518
Trailer fees	662,829	—	(31,586)	631,243
Investment dealer fees	—	298,024	(142,153)	155,871
Deferred sales commissions	23,140	—	(1,027)	22,113
Amortization of intangibles	5,850	3,795	—	9,645
Other expenses	8,333	288	—	8,621
Total expenses	1,124,746	400,031	(174,766)	1,350,011

Income before income taxes and non-segmented items	881,713	4,641	—	886,354
Interest expense				(43,054)
Provision for income taxes				(225,453)
Net income for the year				617,847

Identifiable assets	432,264	558,890	—	991,154
Indefinite life intangibles
Goodwill	1,310,510	210,595	—	1,521,105
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,522,731	769,485	—	4,292,216

Q4 Financial Report	49	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

Segmented information as at and for the year ended December 31, 2017 is as follows:

	Asset management	Asset administration	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,897,061	—	—	1,897,061
Administration fees	—	341,940	(167,931)	174,009
Other income	14,533	25,693	—	40,226
Total revenue	1,911,594	367,633	(167,931)	2,111,296

Selling, general and administrative	380,012	79,091	—	459,103
Trailer fees	616,761	—	(29,353)	587,408
Investment dealer fees	—	279,948	(137,250)	142,698
Deferred sales commissions	32,623	—	(1,328)	31,295
Amortization of intangibles	3,744	2,680	—	6,424
Other expenses	52,050	(343)	—	51,707
Total expenses	1,085,190	361,376	(167,931)	1,278,635

Income before income taxes and non-segmented items	826,404	6,257	—	832,661
Interest expense				(24,926)
Provision for income taxes				(258,796)
Net income for the year				548,939

Identifiable assets	511,436	532,543	—	1,043,979
Indefinite life intangibles
Goodwill	1,311,006	210,312	—	1,521,318
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,602,399	742,855	—	4,345,254

Q4 Financial Report	50	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

17.	COMPENSATION OF KEY MANAGEMENT

The remuneration of directors and other key management personnel of CI during the years ended December 31, is as follows:

	2018	2017
	$	$
Salaries	6,453	6,438
Equity-based compensation	2,847	4,493
Total	9,300	10,931

18.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Included in selling, general and administrative expenses [“SG&A”] are salaries and benefits of $279,728 for the year ended December 31, 2018 [2017 - $242,006]. Also included in SG&A is depreciation of capital assets of $9,954 for the year ended December 31, 2018 [2017 - $7,463]. Other SG&A of $232,836 for the year ended December 31, 2018, primarily includes marketing, lease and information technology expenses as well as professional and regulatory fees [2017 - $209,634].

19.	FUTURE ACCOUNTING POLICY CHANGES

The following standards have been issued, but are not yet effective on the date of issuance of CI’s consolidated financial statements.

IFRIC 23:

On June 7, 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments [“IFRIC 23”], which is mandatory for annual periods on or after January 1, 2019. IFRIC 23 clarifies the accounting treatment used to reflect uncertainty in the recognition and measurement of income taxes. CI expects the impact of the application of this standard to be insignificant.

IFRS 16:

IFRS 16, Leases [“IFRS 16”] was issued in January 2016 and will replace the previous lease standard, IAS 17, Leases, and related Interpretations. The new standard requires lessees to recognize assets and liabilities for most leases. IRFS 16 is effective for annual periods beginning on or after January 1, 2019.

CI has substantially completed a detailed impact assessment of IFRS 16 and plans to use the modified retrospective approach. Under this approach, CI will recognize the lease liability based on the remaining lease payments discounted using CI’s incremental borrowing rate as at January 1, 2019. CI will also recognize the right-of-use asset as at the date of initial application, as if IFRS 16 had always been applied since the commencement date of the lease, discounted using CI’s incremental rate of borrowing as at January 1, 2019. Comparative figures will not be restated, and instead the cumulative effect of initial application will be recorded as an adjustment to the opening deficit as at January 1, 2019.

In addition, CI plans to elect to apply the following practical expedients as follows:

•	Apply a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Not recognize leases whose term ends within 12 months of initial application

•	Exclude initial direct costs from the measurement of the right-of-use assets as at the date of initial application

•	Not recognize leases of low value

Q4 Financial Report	51	December 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017 • [in thousands of dollars, except per share amounts]

CI estimates the right-of-use asset (including prepaids and net of deferred tax) to be in the range of $46,000 - $50,000, and the corresponding liability (net of deferred tax) to be in the range of $58,000 - $62,000, with the difference to be an adjustment to opening deficit. The right-of-use asset will be further reduced by approximately $13,000 due to the reclassification of leasehold inducements from its current presentation as a liability in the consolidated statements of financial position. Net income before tax is not expected to be materially impacted.

The adoption of IFRS 16, will require an increase in the maintenance of liquid assets for regulatory purposes approximately equivalent to the current lease liability in the range of $8,000-$12,000.

20.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation in the current year.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Q4 Financial Report	52	December 31, 2018